EXHIBIT 23(c)

KPMG LLP

Consent of Independent Registered Public Accounting Firm

The Board of Directors
DPL Inc.:

We consent to the use of our report dated February 27, 2006, with respect to the consolidated balance sheets of DPL Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of earnings, stockholders’ equity, cash flows for each of the years in the three-year period ended December 31, 2005, and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement on Form S-4. Our report refers to a change in the method of accounting for conditional asset retirement obligations in 2005

/s/ KPMG LLP

Kansas City, Missouri
June 23 2006